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                                                                    EXHIBIT 99.1

NEWS BULLETIN

FROM: The Financial Relations Board
      BSMG WORLDWIDE

RE:   QIAO XING UNIVERSAL TELEPHONE, INC.
      QIAO XING INDUSTRIAL ZONE
      HUIZHOU CITY, GUANGDONG 16023 CHINA
      HTTP:\\WWW.QIAOXING.COM
      NASDAQ: XING
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 AT THE COMPANY:                AT THE FINANCIAL RELATIONS BOARD/BSMG WORLDWIDE:
 Keneath Chen                   Haris Tajyar
 Capital Operation Department   General Information
 (011) 86-752-2820268           310-996-7462
 qxxiao@pub.huizhou.gd.cn       htajyar@bsmg.com
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FOR IMMEDIATE RELEASE
AUGUST 31, 2001

                  QIAO XING UNIVERSAL TELEPHONE, INC. RECEIVES
                        VERSION 2000 ISO9001 CERTIFICATE

HUIZHOU, CHINA (AUGUST 31, 2001) -- Qiao Xing Universal Telephone, Inc. (NASDAQ
NMS: XING), the second largest telephone manufacturer and marketer in China, today announced that the British SGS Accreditation Company, Hong Kong Branch, has granted Qiao Xing the Version 2000 ISO 9001 Certificate.

Rui Lin Wu, Chairman of Qiao Xing Universal Telephone, Inc., stated, "In August 1995, Qiao Xing became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. Based on the superior quality of Qiao Xing's telephones, the company has grown to become the second largest telephone maker in China. Facing such historic opportunities like China's entry into WTO, our belief and strength in quality should certainly gain the recognition from the market and potential users."

Compared with Version 1994, Version 2000 ISO certificate includes significant new items, including enterprise planning, internal communication, human resource management, customer research and service provision. It also attaches more importance to its practicability. Qiao Xing has a twelve-person internal assessment team who have all received relative qualification certificates from the British SGS Accreditation Company.

ABOUT QIAO XING UNIVERSAL TELEPHONE

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Qiao Xing is currently the second largest telephone manufacturer in China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.


                                      # # #

Financial Relations Board, Inc. serves as financial relations counsel to this company, is acting on the company's behalf in issuing this bulletin and receiving compensation therefor. The information contained herein is furnished for information purposes only and is not to be construed as an offer to buy or sell securities.